

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2023

McDavid Stilwell
Chief Financial Officer
Coherus BioSciences, Inc.
333 Twin Dolphin Drive, Suite 600
Redwood City, CA 94065

     Re: Coherus BioSciences, Inc.
         Registration Statement on Form S-4
         Filed July 7, 2023
         File No. 333-273179

Dear McDavid Stilwell:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Lauren Hamill at 303-844-1008 with any questions.

                   Sincerely,

                   Division of Corporation Finance
                   Office of Life Sciences

cc: Phillip S. Stoup